Exhibit 4.35

FOURTH AMENDMENT TO THE EXCLUSIVE LICENSE AGREEMENT and RENEWAL by and among SKINVISIBLE PHARMACEUTICALS, INC., QUOIN PHARMACEUTICALS, INC., Dated as of April 19, 2021

FOURTH AMENDMENT TO THE EXCLUSIVE LICENSE AGREEMENT RENEWAL

THIS AMENDMENT TO THE EXCLUSIVE LICENSE AGREMEMENT RENEWAL (this “Amendment”) is made and entered into as of April 19, 2021, by and among Skinvisible Pharmaceuticals, Inc., a Nevada corporation (referred to as “SKINVISIBLE” ), and Quoin Pharmaceuticals, Inc., a Delaware corporation (“Licensee”).

RECITALS

WHEREAS, the Parties have entered into the EXCLUSIVE LICENSE AGREEMENT dated October 17, 2019;

WHEREAS, the Parties have entered into the EXCLUSIVE LICENSE AGREEMENT RENEWAL dated May 8, 2020;

WHEREAS, the Parties have entered into the FIRST AMENDMENT TO THE EXCLUSIVE LICENSE AGREEMENT RENEWAL dated July 31, 2020;

WHEREAS, the Parties have entered into the SECOND AMENDMENT TO THE EXCLUSIVE LICENSE AGREEMENT RENEWAL dated September 30, 2020;

WHEREAS, the Parties have entered into the THIRD AMENDMENT TO THE EXCLUSIVE LICENSE AGREEMENT RENEWAL date January 27, 2021;

WHEREAS, the Parties hereby amend the EXCLUSIVE LICENSE AGREEMENT RENEWAL as follows:

1.

Section 7.5 Minimum Timeline of First Licensed Product: Licensee agrees to commence clinical testing on at least one Licensed Product in the Field by December 31, 2022 (“Development Deadline”) where clinical testing is defined as a study in which one or more human subjects are prospectively assigned to one or more interventions including a Licensed Product to evaluate the effects of those interventions on health-related biomedical or behavioral outcomes In the event that Licensee has not commenced such testing by the Development Deadline, this Agreement will terminate immediately unless initiation of such testing has been materially delayed due to the inability of Skinvisible to provide GMP grade polymer or as a result of a delay by the FDA or another regulatory authority by putting the product on a clinical hold which would then put the Development Deadline on hold. Licensee will promptly inform Skinvisible if it receives a clinical hold from the FDA or another regulatory authority and Licensee will respond to the request in a timely fashion. . In the event Licensee concludes that successful resolution of the clinical hold is not feasible then Licensee will promptly inform Skinvisible that it is ceasing further development of that Licensed Product and Skinvisible will have the right to use or license its technology for that particular indication including the same active ingredient. Skinvisible, however, will not use any of the use of Licensees confidential information. When the clinical hold has been fully lifted, the clock on the 12 month commitment will resume for an additional 12 month period.

2.	All other terms and conditions of the Exclusive License Agreement, Renewal and Amendments shall remain unchanged.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first above written.

SKINVISIBLE PHARMACEUTICALS, INC.

By:	/s/ Terry Howlett
Name:	Terry Howlett
Title:	President & Chief Executive Officer

QUOIN PHARMACEUTICALS, INC.

By:	/s/ Michael Myers
Name:	Michael Myers, Ph.D.
Title:	President & Chief Executive Officer